ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

April 24, 2009

09046021

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
24 April 2009 (ASX: Announcement and Media Release – Notice of Annual General Meeting and Explanatory Statement)

dlw 5/4

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@faral.com.au Web: www.faral.com.au

FIRST AUSTRALIAN RESOURCES LIMITED
ABN 41 009 117 293

NOTICE OF ANNUAL GENERAL MEETING
AND EXPLANATORY STATEMENT

For the Annual General Meeting to be held at 10.30am on Thursday 28 May 2009 at the Conference Suite, Level 8, Exchange Plaza, 2 The Esplanade, Perth, Western Australia.

This is an important document. Please read it carefully.

If you are unable to attend the Annual General Meeting, please complete the form of proxy enclosed and return it in accordance with the instructions set out on that form.

TIME AND PLACE OF MEETING AND HOW TO VOTE

Venue

The Annual General Meeting of the shareholders of the Company will be held at 10.30am on Thursday 28 May 2009 at the Conference Suite, Level 8, Exchange Plaza, 2 The Esplanade, Perth, Western Australia.

How to Vote

You may vote by attending the meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, attend the meeting on the date and time and at the place set out above.

Voting by Proxy

To vote by proxy, please complete and sign the Proxy Form enclosed and either:

- send the Proxy Form by post to PO Box 265, Subiaco, Western Australia 6904; or
- send the Proxy Form by facsimile to the Company on facsimile number INT + 61 8 6363 8783

so that it is received not later than 9.00am on Tuesday 26 May 2009.

Proxy Forms received later than this time will be invalid.

FIRST AUSTRALIAN RESOURCES LIMITED
ABN 41 009 117 293
NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of shareholders of First Australian Resources Ltd ("Company") will be held at 10.30am on Thursday 28 May 2009 at the Conference Suite, Level 8, Exchange Plaza, 2 The Esplanade, Perth, Western Australia.

AGENDA

RESOLUTION 1 - ADOPTION OF FINANCIAL STATEMENTS

To receive the Annual Financial Report, including Directors' declaration and accompanying reports of the Directors and auditors for the financial year ending 31 December 2008.

RESOLUTION 2 - ADOPTION OF REMUNERATION REPORT (NON-BINDING)

To consider and, if thought fit, to pass, with or without amendment, the following resolution as a **non-binding resolution**:

> *"That, for the purposes of Section 250R(2) of the Corporations Act and for all other purposes, the Company adopts the Remuneration Report as set out in the Annual Report for the year ended 31 December 2008."*

Short Explanation: The Corporations Act provides that a resolution regarding the Remuneration Report being adopted must be put to a vote at a listed company's annual general meeting. The vote on Resolution 2 is advisory only and does not bind the Directors or the Company.

RESOLUTION 3 - RE-ELECTION OF MR A E BRINDAL

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That Mr A E Brindal, who retires in accordance with the Company's Constitution and, being eligible, be re-appointed as a director of the Company with immediate effect."*

Short Explanation: In accordance with ASX Listing Rule 14.4, no director of the Company may hold office (without re-election) past the longer of 3 years and the third Annual General Meeting following their appointment. Further, in accordance with the Company's Constitution, one third of the Directors must retire by rotation at every Annual General Meeting. Accordingly, Mr A E Brindal retires by rotation and being eligible for re-election, offers himself for re-election at the Meeting.

RESOLUTION 4 - RATIFICATION OF PREVIOUS PLACEMENT

To consider and, if thought fit, to pass, with or without amendment, the following **ordinary resolution**:

> *"That for the purposes of ASX Listing Rule 7.4 and all other purposes, the shareholders of the Company hereby ratify and approve the allotment and issue of 70,000,000 fully paid ordinary shares in the capital of the Company on the terms and conditions set out in the Explanatory Statement accompanying this Notice."*

Voting Exclusion: The Company will disregard any votes cast on this resolution by any person who participated in the issue and any associate of any such person. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION 5 - ISSUE OF OPTIONS - MR M J EVANS

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, for the purposes of ASX Listing Rule 10.11, Part 2E.1 of the Corporations Act and for all other purposes, approval is given for the issue of 6.0 million Options exercisable at 7 cents on or before 30 June 2012 to Mr M J Evans (or his nominee) on the terms and conditions set out in the Explanatory Statement."*

Voting Exclusion: The Company will disregard any votes cast on this resolution by Mr M J Evans and any of his associates.

DATED THIS 24TH DAY OF APRIL 2009
BY ORDER OF THE BOARD

NOTES:

1. A shareholder of the Company entitled to attend and vote is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the shareholder's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half of the votes. A proxy need not be a shareholder of the Company.

2. Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

3. For the purposes of the Corporations Act, the Directors have set a snapshot date to determine the identity of those entitled to attend and vote at the Meeting. The snapshot date is 10:30am on 26 May 2009.

ENQUIRIES

Shareholders are invited to contact the Company Secretary on (08) 6363 8779 if they have any queries in respect of the matters set out in these documents.

EXPLANATORY STATEMENT

1. GENERAL INFORMATION

This Explanatory Statement has been prepared for the shareholders of the Company in connection with the Annual General Meeting of the Company to be held on 28 May 2009.

The purpose of this Explanatory Statement is to provide shareholders with information that the Board believes to be material to shareholders in deciding whether or not to approve the above resolutions detailed in the Notice.

This Explanatory Statement is an important document and should be read carefully in full by all shareholders. If you have any questions regarding the matters set out in this Explanatory Statement or the preceding Notice, please contact the Company, your stockbroker or other professional adviser.

2. RESOLUTION 1 - ADOPTION OF FINANCIAL STATEMENTS

Resolution 1 deals with the adoption of the financial statements and has the full support of the Board.

3. RESOLUTION 2 - REMUNERATION REPORT (non-binding resolution)

In accordance with Section 250R(2) of the Corporations Act, the Company must put a resolution that the Remuneration Report as set out in the Directors' Report be adopted to vote at the Annual General Meeting. The vote on Resolution 2 is advisory only and does not bind the Directors or the Company.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the Annual General Meeting.

4. RESOLUTION 3 - RE-ELECTION OF MR A E BRINDAL

In accordance with ASX Listing Rule 14.4, no director of the Company may hold office (without re-election) past the longer of 3 years and the third Annual General Meeting following their appointment. Further, in accordance with the Company's Constitution, one third of the Directors must retire by rotation at every Annual General Meeting. Accordingly, Mr A E Brindal retires and being eligible for re-election, offers himself for re-election at the Meeting.

5. RESOLUTION 4 - RATIFICATION OF PREVIOUS PLACEMENT

On 26 March 2009, the Company announced the placement of 70,000,000 Shares ("Placement Shares") at an issue price of $0.05 per share ("Placement"). The Placement Shares were placed predominantly to clients of Hartleys Limited raising $3,500,000 before costs.

ASX Listing Rule 7.1 provides, in summary, that a listed company may not issue equity securities in any 12 month period which, in total, would exceed 15% of the number of issued securities of the company at the beginning of the 12 month period, except with the prior approval of shareholders. Under ASX Listing Rule 7.1, the prior approval of Shareholders was not required to issue the Placement Shares because those securities, when aggregated with securities issued by the Company during the previous 12 months (other than securities issued with Shareholder approval), did not exceed 15% of the number of securities on issue at the commencement of that 12 month period.

ASX Listing Rule 7.4 sets out an exception to ASX Listing Rule 7.1. It provides that where a company in general meeting ratifies a previous issue of securities (and provided that the previous issue did not breach ASX Listing Rule 7.1) those securities will be deemed to have been made with Shareholder approval for the purpose of ASX Listing Rule 7.1.

Ratification is now sought for the issue of the Placement Shares, pursuant to ASX Listing Rule 7.4 in order to reinstate the Company's capacity to issue up to 15% of its issued capital to enable the Company to consider additional funding initiatives over the next 12 months consistent with the provisions of ASX Listing Rule 7.1 and the Corporations Act.

The Directors recommend the ratification of the issue of the securities and recommend that Shareholders vote in favour of Resolution 4.

ASX Listing Rule 7.5 sets out a number of matters which must be included in a notice of meeting seeking an approval under ASX Listing Rule 7.4. For the purposes of ASX Listing Rule 7.5, the following information is provided in relation to the Placement and this Resolution 4:

(a) 70,000,000 Shares were issued and allotted;

(b) the Shares were issued at an issue price of $0.05 per Share;

(c) the Shares rank equally with existing Shares on issue;

(d) the Shares were issued predominantly to a number of clients of Hartleys Limited who subscribed under the Placement;

(e) the funds raised under the Placement will be used predominantly to fund working capital; and

(f) a voting exclusion statement is included in the Notice.

6. RESOLUTION 5 - ISSUE OF OPTIONS TO DIRECTOR

6.1 Background

Resolution 5 seeks Shareholder approval for the issue of 6 million Options to Mr M J Evans, a Director of the Company. Each Option will be exercisable at 7 cents on or before 30 June 2012 and will be otherwise on the terms and conditions set out in Section 6.4 of the Explanatory Statement.

Shareholder approval for the issue of Options to Mr Evans is required by ASX Listing Rule 10.11 and Section 208 of the Corporations Act because he is a "related party" of the Company as defined for the purposes of the Listing Rules and the Corporations Act.

6.2 ASX Listing Rule 10.11

ASX Listing Rule 10.11 requires the Company to obtain Shareholder approval by ordinary resolution prior to the issue of securities (including an Option) to a related party of the Company.

Mr Evans is a related party of the Company because he is a Director of the Company.

Accordingly, Shareholder approval for the issue of Options to Mr Evans pursuant to Resolution 5 is required by ASX Listing Rule 10.11.

Approval pursuant to ASX Listing Rule 7.1 is not required to issue the Options to Mr Evans as approval is being obtained under ASX Listing Rule 10.11. Shareholders should note that the issue of Options to Mr Evans will not be included in the 15% calculation for the purposes of ASX Listing Rule 7.1.

For the purposes of ASX Listing Rule 10.13, the following information is provided in relation to the issue of Options pursuant to Resolution 5:

(a) the maximum number of Options to be issued by the Company is 6.0 million Options to Mr Evans (or his nominee);

(b) the Options will be issued for nil cash consideration as they are being issued to Mr Evans in order to provide a material additional incentive for his ongoing commitment and dedication to the continued growth of the Company. The Board considers the issue of Options to be reasonable in the circumstances, to assist the Company in attracting and retaining the highest calibre of professionals to the Company, whilst maintaining the Company's cash reserves;

(c) the Options will be issued on or before 19 June 2009 (or such later date as permitted by any ASX waiver or modification of the ASX Listing Rules) and it is anticipated that allotment will occur on one date;

(d) the Options will be issued on the terms and conditions set out in Section 6.4 of this Explanatory Statement; and

(e) no funds will be raised by the issue of the Options (although funds will be raised to the extent that the Options are eventually exercised).

6.3 Section 208 of the Corporations Act

Pursuant to Chapter 2E of the Corporations Act, a public company cannot give a "financial benefit" to a "related party" unless one of the exceptions to that section apply or shareholders have in general meeting approved the giving of that financial benefit to the related party.

In the current circumstances, the issue of the Options to Mr Evans constitutes a "financial benefit" as defined in the Corporations Act. Further, Mr Evans is a "related party" of the Company as defined under the Corporations Act because he is a Director of the Company. Accordingly, the proposed issue of Options to Mr Evans will constitute the provision of a financial benefit to a related party of the Company.

It is the view of the Directors that the exceptions under the Corporations Act to the provision of financial benefits to related parties may not apply in the current circumstances and so the Directors have determined to seek Shareholder approval under section 208 of the Corporations Act to permit the issue of the Options to Mr Evans.

The following information is provided pursuant to sections 217 to 227 of the Corporations Act in relation to Resolution 5:

(a) the related party to whom the Options will be issued is Mr Evans. As mentioned in the resolution, the Options may be issued to a nominee of the named related party;

(b) the maximum number of Options (being the nature of the financial benefit to be provided) to be issued is 6.0 million to Mr Evans (or his nominee);

(c) the Options will be issued for nil cash consideration and accordingly, no funds will be raised from the issue of the Options;

(d) the terms and conditions of the Options to be issued pursuant to Resolution 5, are set out in Section 6.4 of this Explanatory Statement;

(e) Mr Evans has a material personal interest in the outcome of Resolution 5 and accordingly does not wish to provide a recommendation in respect of the Resolution. The other Directors, who do not have a material personal interest in the outcome of Resolution 5, recommend that Shareholders approve Resolution 5 as they are of the view that the issue of Options to Mr Evans is appropriate recognition of his efforts to date, and assists the Company in retaining Mr Evans' services and dedication whilst maintaining the Company's cash reserves. The Directors (other than Mr Evans) considered Mr Evans' experience, the current market price of the Shares and current market practice when determining the terms of the Options and the number of Options to be issued to Mr Evans;

(h) if Shareholders approve the issue of Options to Mr Evans, and all Options are ultimately exercised the effect will be to dilute the shareholding of existing Shareholders by approximately 0.93% on an undiluted basis and based on the number of Shares on issue (as at the date of this Notice) assuming that no other Options are exercised;

(i) the primary purpose of the issue of Options is to allow the Company to provide cost effective incentive for the ongoing dedication and efforts of Mr Evans and for recognition of Mr Evans' efforts to date. The Directors (other than Mr Evans) do not consider there are any significant opportunity costs to the Company or benefits forgone by the Company in issuing the Options to Mr Evans upon the terms proposed;

(j) the current holdings (direct and indirect) of Mr Evans are as follows:

	Shares	Options
M J Evans	6,225,450	5,000,000

(k) Mr Evans' annual emolument for the period ended 31 December 2008 is as follows:

	Remuneration
M J Evans	$368,303

(l) in the 12 months before the date of this Notice, the highest, lowest and last trading price of Shares on ASX are as set out below:

	Date	Price
Highest	19 May 2008	17.0 cents
Lowest	28 October 2008	1.9 cents
Last Trading Price	8 April 2009	5.2 cents

(m) ASIC policy in relation to documents lodged under Section 218 relating to the giving of financial benefits to related parties of public companies requires explanatory information regarding the value of the Options proposed to be issued. The value of the Options has been calculated using the Black-Scholes valuation method and is set out in Section 6.5; and

(n) Mr Evans presently holds options set out in the table at (j) above that are exerciseable at 15 cents and expire on 31 July 2010. Otherwise the Directors are not aware of any other information that would be reasonably required by Shareholders to allow them to make a decision whether it is in the best interests of the Company to pass Resolution 5.

6.4 Option Terms

The terms of issue of the Options are as follows:

(a) each Option is exercisable on or before 30 June 2012;

(b) the Options held by each holder can be exercised in whole or in part, and if exercised in part multiples of 5,000 must be exercised on each occasion;

(c) the exercise price is 7 cents in cash;

(d) each Option is exerciseable into one ordinary fully paid share in the Company which shall rank pari passu with existing shares;

(e) the optionholder will be permitted to participate in any new pro-rata issue of securities of the Company on prior exercise of the Options in which case the optionholder will be afforded the period of at least 7 Business Days prior to and inclusive of the record date to determine entitlements to the issue to exercise the Options;

(f) the Options do not confer on the holder any right to participate in dividends until Shares are allotted pursuant to the exercise of the Options;

(g) the Options are non transferable.

(h) in the event of a reorganisation of the issued capital of the Company, the Options will be reorganised in accordance with the Listing Rules (if applicable) and in any case in a manner which will not result in any benefits being conferred on optionholders which are not conferred on Shareholders and for such purpose the Company may vary the number, exercise price or other terms of the Options in such manner as may be necessary to comply with the listing rules; and

(i) the number of Shares to be issued pursuant to the exercise of Options will be adjusted for bonus issues made prior to exercise of the Options so that, upon exercise of the Options the number of Shares received by the optionholder will include the number of bonus Shares that would have been issued if the Options had been exercised prior to the record date for the bonus issues. The exercise price of the Options shall not change as a result of any such bonus issues.

6.5 Valuation of Options

The Options have been valued as at 8 April 2009 using the Black-Scholes valuation method.

The valuations have been based upon the following inputs and assumptions:

(a) a spot share price of 5.2 cents;

(b) an option exercise price of 7 cents;

(c) a risk free rate of 3.25% per annum;

(d) a volatility factor of 92% which has been determined with reference to the historical trading of the Company's Shares on ASX;

(e) an expiry date of 30 June 2012; and

(f) all other terms and conditions as outlined in Section 6.4 of this Explanatory Statement.

Based on the above, the Options to be issued pursuant to Resolutions 5 have been valued at 2.9 cents each under the Black-Scholes valuation method.

GLOSSARY

ASIC means Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited.

ASX Listing Rules or **Listing Rules** means the Listing Rules of ASX.

Board means the board of directors of the Company.

Company means First Australian Resources Ltd.

Constitution means the Company's constitution.

Corporations Act means the Corporations Act 2001 (Cth).

Director means a director of the Company.

Explanatory Statement means the explanatory statement to the Notice.

Meeting means the meeting convened by the Notice.

Notice means the notice of meeting accompanying the Explanatory Statement.

Option means and option to acquire a Share on the terms set out in Section 6.4 of the Explanatory Statement.

Share means a fully paid ordinary share in the capital of the Company.

FIRST AUSTRALIAN RESOURCES LIMITED
ABN 41 009 117 293

Please return your Proxy forms no later than 9:00 am 26 May 2009 to:
First Australian Resources Limited
PO Box 265
Subiaco WA 6904

APPOINTMENT OF PROXY

I/We being a member(s) of First Australian Resources Limited and entitled to attend and vote hereby appoint:

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate. ☐

If the proxy form is signed but no [illegible] airman of the Meeting is appointed to the Member's proxy to vote for the Member on the Member's behalf at the Annual General Meeting of the Company to be held at the Conference Suite, Level 8, Exchange Plaza, 2 The Esplanade, Perth, W.A. on Thursday 28 May 2009 at 10:30am and at any meeting held subsequent and pursuant to an adjournment of that meeting.

B **IMPORTANT: For Section C Below**

☐ **If you do not wish to direct your proxy how to vote please place a mark in this box.** By marking the box, you acknowledge that, (except to the extent that the Listing Rules may require otherwise), the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and the votes cast by him other than as proxy will be disregarded because of that interest. **The Chairman intends to vote any undirected proxies in favour of the resolutions.**

C **To direct your proxy how to vote on any resolution please insert** X **in the appropriate box below.**

Resolution	For	Against	Abstain*
Resolution 1 [Adopt Financials]	☐	☐	☐
Resolution 2 [Adopt Remuneration Report]	☐	☐	☐
Resolution 3 [Re-elect A E Brindal]	☐	☐	☐
Resolution 4 [Ratification of Placement]	☐	☐	☐
Resolution 5 [Issue of Options]	☐	☐	☐

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

D **SIGNATURE OF SECURITY HOLDERS – THIS MUST BE COMPLETED**

Security holder 1 (individual)	Joint Security holder 2 (individual)	Joint Security holder 3 (individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the security holder. If a joint holding, either security holder may sign. If signed by the security holder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the security holder's constitution and *Corporations Act 2001* (Cwlth).